UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

               UNITED STATES SATELLITE BROADCASTING COMPANY, INC.
               -------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.0001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    912534104
                               -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1998
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [x]

3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

               Cayman Islands

                           7        Sole Voting Power
  Number of                                 4,538,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,538,250
    With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,538,250

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                    19.48%

14   Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [x]

3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

               Delaware

                           7        Sole Voting Power
  Number of                                 4,538,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,538,250
    With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,538,250

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                    19.48%

14   Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 912534104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [x]

3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

               Delaware

                           7        Sole Voting Power
  Number of                                 4,538,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,538,250
    With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,538,250

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                    19.48%

14   Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 9125234104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2    Check the Appropriate Box If a Member of a Group*
                                        a. [ ]
                                        b. [x]
3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

               Delaware

                           7        Sole Voting Power
 Number of                                  4,538,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,538,250
    With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,538,250

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                    19.48%

14   Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  Mr. George Soros (in the capacity described herein)

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [x]

3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

               United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,538,250
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            4,538,250

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,538,250

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                    19.48%

14   Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [x]

3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

               United States

                           7        Sole Voting Power
 Number of                                  648,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,538,250
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   648,400
    With
                           10       Shared Dispositive Power
                                            4,538,250

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,186,650

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                    22.27%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 13 Pages


                                  SCHEDULE 13D

CUSIP No. 912534104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  Tivadar Charitable Lead Trust u/a/d
                  9/30/82 By George Soros As Grantor

2    Check the Appropriate Box If a Member of a Group*
                                        a. [_]
                                        b. [x]

3    SEC Use Only

4    Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization

               New York

                           7        Sole Voting Power
  Number of                                 1,353,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   1,353,400
    With
                           10       Shared Dispositive Power
                                            0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,353,400

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [x]

13   Percent of Class Represented By Amount in Row (11)

                                     5.81%

14   Type of Reporting Person*

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 13 Pages



     This Amendment No. 3 to Schedule 13D relates to shares of Class A Common Stock, $.0001 par value per share (the "Shares"), of United States Satellite Broadcasting Co., Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated June 6, 1996 and all amendments thereto (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer.

     (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner of 4,538,250 Shares held for the account of QIP (approximately 19.48% of the total number of Shares outstanding).

        (ii) Mr. Druckenmiller may be deemed the beneficial owner of 5,186,650 Shares (approximately 22.27% of the total number of Shares outstanding). This number consists of (1) 4,538,250 Shares held for the account of QIP, (2) 175,900 Shares held for the personal account of Mr. Druckenmiller and (3) 472,500 Shares held for the account of Druck.

        (iii) Tivadar may be deemed the beneficial owner of the 1,353,400 Shares held for its account (approximately 5.81% of the total number of Shares outstanding).

     (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract) may be deemed to have sole power to direct the voting and disposition of the 4,538,250 Shares held for the account of QIP.

        (ii) Each of Mr. Soros (as result of his position with SFM LLC) and Mr. Druckenmiller (as a result of his position with SFM LLC) may be deemed to have shared power to direct the voting and disposition of the 4,538,250 Shares held for the account of QIP.

        (iii) The power to direct the voting and disposition of the 1,353,400 Shares held for the account of Tivadar is vested in Mr. Neus and Mr. Gladstein, as the trustees of Tivadar.

        (iv) The power to direct the voting and disposition of the 472,500 Shares held for the account of Druck is vested in Mr. Druckenmiller, as the sole shareholder and director of Druck.

        (v) Mr. Druckenmiller has the sole power to vote and dispose of the 175,900 Shares held for his personal account.

     (c) Except as disclosed in Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since March 20, 1998 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or Druck.

                                                             Page 10 of 13 Pages


     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

        (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Tivadar in accordance with the terms of the trust.

        (iii) Mr. Druckenmiller has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for his personal account.

        (iv) The shareholder of Druck, Mr. Druckenmiller, has the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Druck in accordance with his ownership interest in Druck.

     (e) Not applicable.

     Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for the accounts of SFM Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for his personal account, the account of Druck or the accounts of SFM Clients. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Tivadar expressly disclaims beneficial ownership of any Shares not held directly for its account.

                                                             Page 11 of 13 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 7, 1998          QUANTUM INDUSTRIAL PARTNERS LDC


                              By: /s/ Michael C. Neus
                                  -------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


                              QIH MANAGEMENT INVESTOR, L.P.

                              By:  QIH MANAGEMENT, INC., general partner


                                    By: /s/ Michael C. Neus
                                        -------------------------------
                                        Michael C. Neus
                                        Vice President


                              QIH MANAGEMENT, INC.


                              By: /s/ Michael C. Neus
                                  -------------------------------
                                   Michael C. Neus
                                   Vice President


                              SOROS FUND MANAGEMENT LLC


                              By: /s/ Michael C. Neus
                                  -------------------------------
                                   Michael C. Neus
                                   Assistant General Counsel

                              GEORGE SOROS


                              By: /s/ Michael C. Neus
                                  -------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact

                                                             Page 12 of 13 Pages


                              STANLEY F. DRUCKENMILLER


                              By: /s/ Michael C. Neus
                                  -------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


                              TIVADAR CHARITABLE LEAD TRUST


                              By: /s/ Michael C. Neus
                                  -------------------------------
                                   Michael C. Neus
                                   Trustee


                                                             Page 13 of 13 Pages


                                     ANNEX A

               RECENT TRANSACTIONS IN THE CLASS A COMMON STOCK OF
                 UNITED STATES SATELLITE BROADCASTING CO., INC.


                                     Date of               Nature of         Number of         Price Per
For the Account of                 Transaction            Transaction          Shares             Share
------------------                 -----------            -----------        ---------         ---------
QIP/1/                               3/20/98              SALE                41,600             9.4600
                                     3/23/98              SALE                34,700             9.0600
                                     3/24/98              SALE                41,600             9.1250
                                     3/26/98              SALE                13,900             9.2600
                                     3/27/98              SALE                13,900             9.2500
                                     3/27/98              SALE                   700             9.2500
                                     3/30/98              SALE                 3,500             9.2500
                                     3/31/98              SALE                36,500             9.2500
                                     3/31/98              SALE                27,800             9.2500
                                      4/1/98              SALE                 8,300             9.2500
                                      4/6/98              SALE                17,300             9.6250
                                      4/6/98              SALE                 1,300             9.7500

Druck                                3/20/98              SALE                 6,000             9.4600
                                     3/23/98              SALE                 4,900             9.0600
                                     3/24/98              SALE                 6,000             9.1250
                                     3/26/98              SALE                 2,000             9.2600
                                     3/27/98              SALE                 2,000             9.2500
                                     3/27/98              SALE                   100             9.2500
                                     3/30/98              SALE                   500             9.2500
                                     3/31/98              SALE                 5,300             9.2500
                                     3/31/98              SALE                 3,900             9.2500
                                      4/1/98              SALE                 1,200             9.2500
                                      4/6/98              SALE                 2,500             9.6250
                                      4/6/98              SALE                   300             9.7500

Tivadar                              3/20/98              SALE                12,400             9.4600
                                     3/23/98              SALE                10,400             9.0600
                                     3/24/98              SALE                12,400             9.1250
                                     3/26/98              SALE                 4,100             9.2600
                                     3/27/98              SALE                 4,100             9.2500
                                     3/27/98              SALE                   200             9.2500
                                     3/30/98              SALE                 1,000             9.2500
                                     3/31/98              SALE                10,800             9.2500
                                      4/1/98              SALE                 2,500             9.2500
                                      4/6/98              SALE                 5,200             9.6250
                                      4/6/98              SALE                   400             9.7500


--------
/1/ All of these transactions were effected at the direction of SFM LLC.
